Mail Stop 4561

April 14, 2009

Francisco D'Souza
President, Chief Executive Officer and Director
Cognizant Technology Solutions Corporation
Glenpointe Centre West, 500 Frank W. Burr Blvd.
Teaneck, NJ 07666

> **Re:** **Cognizant Technology Solutions Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-24429**

Dear Mr. D'Souza:

We have reviewed the above-referenced filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 13. Quarterly Financial Data (Unaudited), page F-27

1. We note your selected quarterly financial data does not contain gross profit or cost of sales information. In your response letter dated May 14 2008, you indicated that you would revise your disclosures in future filings to comply with

Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G. However, we note that your current presentation is inconsistent with your proposed revisions. Please tell us how the disclosure under this section reflects the assertion made in your May 14, 2008 letter and tell us how you concluded that these disclosures comply with Item 302(a)(1) of Regulation S-K .

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, Christine Davis, Assistant Chief Accountant at (202) 551-3408 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief